SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 99.1	Interim management report and interim condensed consolidated financial statements for the First Quarter of 2008 issued by GPC Biotech AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 13, 2008

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck, Ph.D.
Title:	Vice President and CFO

EXHIBIT 99.1

GPC Biotech AG:

Interim Report

January- March 2008

CONTENTS

Interim management report

Interim condensed consolidated financial statements

Interim management report

Business performance and financial position

Revenues decreased 60% to € 1.5 million for the first quarter of 2008, compared to € 3.8 million for the first quarter of 2007. The decrease in revenues is primarily due to a decline in payments received under the co-development and license agreement for satraplatin with Celgene Corporation (formerly Pharmion Corporation) as the SPARC Phase 3 trial has been mostly completed. Research and development (“R&D”) expenses decreased 53% to € 5.7 million for the first three months of 2008 compared to € 12.2 million for the same period in 2007. In the first quarter of 2008, administrative expenses decreased 64% to € 3.5 million compared to € 9.7 million for the first quarter of 2007. The decrease in R&D and administrative expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans announced in the second half of 2007 and in the first quarter of 2008 to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs. Net loss for the first quarter of 2008 improved 59% to € (7.0) million compared to € (17.2) million for the first quarter of 2007. Basic and diluted loss per share was € (0.19) for the first quarter of 2008 compared to € (0.48) for the same quarter in 2007.

As of March 31, 2008, cash, cash equivalents, and available-for-sale investments totaled € 53.5 million (December 31, 2007: € 65.2 million), including € 1.4 million in restricted cash. Net cash burn for the first quarter of 2008 was € 10.6 million. Net cash burn is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s interim consolidated cash flow statement for the three months ended March 31, 2008.

Research and development

GPC Biotech currently is focusing its internal research and development efforts on three anti-cancer programs.

Satraplatin, an oral platinum compound

In the Fall of 2007, GPC Biotech reported that the Phase 3 trial in second-line hormone-refractory prostate cancer, the SPARC trial, did not achieve the overall survival endpoint, although data presented previously did show a statistically significant improvement in the progression-free survival endpoint. The Company has since stopped several trials with satraplatin, continued others and is evaluating initiating new trials. Data from several satraplatin clinical trials, including the overall survival results from the SPARC trial, are being presented at the 2008 American Society of Clinical Oncology (ASCO) Annual Meeting in June.

In addition, a Marketing Authorization Application (MAA) for satraplatin in Europe for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed remains active. The European regulatory process is being managed by Celgene Corporation, the Company’s partner for the development and commercialization of satraplatin for Europe and certain other territories. GPC Biotech is supporting Celgene in this process.

Yakult Honsha Co., Ltd (“Yakult”) is the Company’s partner for the development and commercialization of satraplatin in Japan. Yakult has evaluated several potential development strategies that could lead to a registration for satraplatin in that territory. The Company expects that a specific plan will be advanced during 2008 and plans to work closely with Yakult as they implement their strategy.

Two kinase inhibitor compounds in pre-clinical development

Pre-clinical work for the most advanced of these compounds, RGB-286638, has been completed, and the Company expects to begin Phase 1 clinical testing during 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Compelling data in animal tumor models show that use of RGB-286638 results in tumor regression and increases survival time. A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic.

The Company is also actively pursuing potential merger and acquisition (M&A), as well as possible in-licensing opportunities in part to fill its oncology development pipeline.

Restructuring

In February 2008, the Company announced a corporate restructuring plan to sharpen its focus on oncology clinical development and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and resulted in a reduction in the total workforce of approximately 38% or 38 employees. The Company recognized a restructuring charge of € 1.7 million during the first quarter of 2008. These charges primarily consisted of employee severance and termination benefits and were included in both R&D and administrative expenses. The Company expects to incur an additional charge of € 0.3 million in 2008 relating to the February 2008 restructuring plan.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors.

Shareholder litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company filed a motion to dismiss the consolidated complaint on May 14, 2008. The plaintiff has the opportunity to file an opposition to the motion to dismiss on or before June 30, 2008. If the plaintiff files such an opposition, the Company will then have the opportunity to reply thereto on or before August 8, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit.

Risks and opportunities

The Company’s activities, especially in the area of drug development, expose it to many risks that are inherent to the industry and stage of the Company’s products and operations. GPC Biotech’s business opportunities and risk management allow the Company to identify such risks in advance, analyze them, and plan for the Company’s success. Information on the Company’s opportunities and risk management system and the risk position of the Company can be found in the Consolidated Financial Statements (IFRS) and Group Management Report dated December 31, 2007 (2007 Annual Report).

An MAA for satraplatin in Europe remains active, and the European regulatory process is being managed by Celgene. A decision on the filing is expected in the second half of 2008. The Company cannot provide any assurances that satraplatin will be approved for marketing in Europe. The Company also cannot accurately predict when or whether it will successfully complete the development of its product candidates or the ultimate product development cost.

In conclusion, GPC Biotech’s overall risk exposure described above and in the 2007 Annual Report is typical for a publicly traded biotechnology company focused on drug development.

Outlook

This section contains forward-looking statements which express the current beliefs and expectations of the management of GPC Biotech. Such statements are subject to risks and uncertainties. Actual results could differ materially, depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company’s relative success in developing and gaining market acceptance for any new products, and the effectiveness of patent protection.

This section should be read in conjunction with the outlook presented in our Annual Report for the year ended December 31, 2007.

The Company expects revenues to decline in 2008 compared to 2007. A decision on the MAA for satraplatin in Europe is expected in the second half of 2008. If the decision were favorable, GPC Biotech would receive a milestone payment from Celgene (net of a licensing fee that would be paid to Spectrum Pharmaceuticals, Inc.) of approximately € 10.5 million. The Company may enter into additional partnerships. However, the timing and likelihood of such agreements is highly unpredictable.

For 2008, the Company expects R&D expenses to be lower than 2007. Headcount has been reduced significantly and the Phase 3 satraplatin SPARC trial has been mostly completed. However, the Company will continue to incur certain costs related to ongoing management and eventual completion of the SPARC and other satraplatin clinical trials. The Company will carefully consider additional financial commitments before new satraplatin trials are opened. GPC Biotech is obligated to pay to Spectrum Pharmaceuticals milestone payments for certain regulatory and commercialization achievements, as well as a certain percentage of milestone payments the Company receives under any sublicense agreements for satraplatin, such as the agreements with Pharmion and Yakult. The RGB-286638 compound is expected to enter Phase 1 clinical testing during 2008. Administrative expenses are expected to decrease significantly during 2008 as the Company has sharply reduced its headcount.

Net income will be impacted by the developments described above.

Current cash, cash equivalents, restricted cash and available-for-sale investments of € 53.5 million is expected to be sufficient to support currently planned business operations until approximately the end of 2010.

During 2008 and 2009, GPC Biotech plans to focus on advancing its current research and development programs and broadening its clinical development pipeline through potential M&A and possibly in-licensing opportunities. Results from several clinical trials involving satraplatin are to be presented at ASCO Annual Meeting in June 2008. A decision on the satraplatin MAA in Europe is expected in the second half of 2008.

The Company expects to move RGB-286638 into the clinic during 2008 and is working to move another kinase inhibitor product candidate, RGB-344064, through pre-clinical testing.

GPC Biotech AG

Interim consolidated statement of operations

for the three months ended March 31, 2008

	Three months ended March 31
In thousand €, except share data and per share data	2008 (unaudited)	2007 (unaudited)
Revenue	1,514	3,762

Research and development expenses	(5,749)	(12,205)
Administrative expenses	(3,502)	(9,720)
Amortization of intangible assets	(65)	(157)
Other income, net	331	189
Finance income	605	1,028
Finance costs	(189)	(58)

Net loss before tax	(7,055)	(17,161)

Net loss for the period	(7,055)	(17,161)

Basic and diluted loss per share	€(0.19)	€(0.48)

Average number of shares used in computing basic and diluted loss per share	36,836,853	35,441,336

See accompanying notes to unaudited interim condensed consolidated financial statements.

GPC Biotech AG

Interim consolidated balance sheet as of March 31, 2008

	March 31,	December 31,
	2008 (unaudited)	2007
	€000	€000
Assets
Non-current assets
Property and equipment	2,100	2,401
Intangible assets	6,023	6,105
Other financial assets	913	1,038

Total non-current assets	9,036	9,544

Current assets
Trade receivables	458	984
Prepayments	649	874
Other current assets	3,244	3,498
Available-for-sale investments	4,038	14,077
Cash and cash equivalents	48,083	49,681

Total current assets	56,472	69,114

Total Assets	65,508	78,658

Equity and Liabilities
Equity attributable to the Company’s equity holders
Issued capital	36,837	36,837
Share premium	368,346	369,267
Other reserves	(4,969)	(4,320)
Retained loss	(364,720)	(357,665)

Total equity	35,494	44,119

Non-current liabilities
Convertible bonds	1,973	2,824
Deferred revenue, net of current portion	13,089	13,989

Total non-current liabilities	15,062	16,813

Current liabilities
Trade payables	1,694	2,826
Accruals and other current liabilities	9,264	10,568
Deferred revenue, current portion	3,994	4,332

Total current liabilities	14,952	17,726

Total liabilities	30,014	34,539

Total equity and liabilities	65,508	78,658

See accompanying notes to unaudited interim condensed consolidated financial statements.

GPC Biotech AG

Interim consolidated cash flow statement

for the three months ended March 31, 2008

	Three months ended March 31
	2008 (unaudited)	2007 (unaudited)
	€000	€000
Cash flows from operating activities
Net loss for the period	(7,055)	(17,161)
Adjustments for:
Depreciation	227	356
Amortization	65	157
Compensation costs/ reversal for share-based payments	(921)	494
Amortization of premium of marketable securities	17	52
Impairment of property and equipment	17	—
Accrued investment income from available-for-sale investments	—	(157)
Finance income	(605)	(1,028)
Finance costs	189	58
Gain from the sale of property and equipment	(305)	(43)

	(8,371)	(17,272)
Decrease in other assets, non-current and current	894	441
Decrease (increase) in trade receivables	642	(1,925)
Decrease in trade payables	(1,056)	(93)
Decrease in deferred revenues	(1,238)	(1,143)
(Decrease) increase in accruals and other liabilities	(1,583)	790

Cash used from operations	(10,712)	(19,202)

Interest received	153	502

Net cash used in operating activities	(10,559)	(18,700)

Cash flows from investing activities
Purchase of property and equipment and intangible assets	(1)	(657)
Proceeds from sale of property and equipment and intangible assets	207	45
Proceeds from sale of available-for-sale investments	10,000	11,000

Net cash provided by investing activities	10,206	10,388

Cash flows from financing activities
Proceeds from issue of share capital, net of payments for transaction costs	—	32,632
Proceeds from exercise of share options and convertible bonds	—	2,473
Proceeds from issue of convertible bonds	—	262
Repayment of convertible bonds	(445)	(4)

Net cash (used in) provided by financing activities	(445)	35,363

Effect of exchange rate changes on cash and cash equivalents	(786)	(467)
Changes in restricted cash	(14)	(17)

Net (decrease) increase in cash and cash equivalents	(1,598)	26,567
Cash and cash equivalents at beginning of period	49,681	38,336

Cash and cash equivalent at end of period	48,083	64,903

See accompanying notes to unaudited interim condensed consolidated financial statements.

GPC Biotech

Interim consolidated statement of changes in shareholders’

equity for the three months ended March 31, 2008

	Shares	Issued capital	Share premium	Subscribed shares	Other Reserves	Retained loss	Total equity
in € 000, excluding number of shares
Balance at January 1, 2007	33,895,444	33,895	328,103	334	(1,222)	(284,070)	77,040

Changes in equity for the three-month period
Net gains on available-for-sale investments					72		72
Exchange differences on translating foreign operations					(429)		(429)

Net loss recognized directly in equity							(357)
Net loss for the period						(17,161)	(17,161)

Total recognized income and expense for the period							(17,518)
Issue of share capital - equity offering	1,564,587	1,565	32,074				33,639
Transaction cost			(1,006)				(1,006)
Exercise of share options and convertible bonds	488,417	488	1,842	330			2,660
Compensation cost from share-based payment			274				274
Equity component convertible bonds					54		54

Balance at March 31, 2007 (unaudited)	35,948,448	35,948	361,287	664	(1,525)	(301,231)	95,143

Balance at January 1, 2008	36,836,853	36,837	369,267	—	(4,320)	(357,665)	44,119

Changes in equity for the three-month period
Net losses on available-for-sale investments					(22)		(22)
Exchange differences on translating foreign operations					(627)		(627)

Net income (loss) recognized directly in equity							(649)
Net loss for the period						(7,055)	(7,055)

Total recognized income and expense for the period							(7,704)
Compensation cost from share-based payment			(921)				(921)

Balance at March 31, 2008 (unaudited)	36,836,853	36,837	368,346	—	(4,969)	(364,720)	35,494

See accompanying notes to unaudited interim condensed consolidated financial statements.

GPC Biotech AG

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of Presentation and Accounting Policies

Basis of presentation

The accompanying interim condensed consolidated financial statements of GPC Biotech AG (“the Company”) for the three months ended March 31, 2008 have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007.

Accounting policies

The accounting policies adopted and valuation methods applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2007.

The Company also prepares interim condensed consolidated financial statements in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28, Interim Financial Reporting. Such interim condensed consolidated financial statements prepared in accordance with U.S. GAAP applicable to interim financial reporting differ in certain aspects from these interim condensed consolidated financial statements prepared in accordance with IAS 34.

2. Restructuring Activities

In February 2008, the Company announced a corporate restructuring plan to sharpen its focus on oncology clinical development and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and resulted in a reduction in the total workforce of approximately 38% or 38 employees. The Company recognized a restructuring charge of € 1.7 million during the first quarter of 2008. These charges primarily consisted of employee severance and termination benefits and were included in both research and development and administrative expenses. The Company expects to incur an additional charge of € 0.3 million in 2008 relating to the February 2008 restructuring plan.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors. Included in the restructuring charge of € 1.7 million during the first quarter of 2008, as mentioned above, is the accrual relating to severance for these former Board members which was paid in April 2008.

A summary of the significant components of the restructuring liability at March 31, 2008, are as follows (in thousand €):

	Employee Termination Benefits	Lease Termination Costs	Total
January 1, 2008 Balance	2,327	2,338	4,665
Amortization of Lease Loss	—	(121)	(121)
Restructuring Charges	1,673	—	1,673
Restructuring Payments	(1,762)	(682)	(2,444)
Exchange Differences	(96)	(148)	(244)

March 31, 2008 Balance	2,142	1,387	3,529

A restructuring liability of € 3.5 million and € 4.7 million as of March 31, 2008 and December 31, 2007, respectively, is included in accruals and other current liabilities in the accompanying consolidated balance sheets.

3. Contingencies

Shareholder litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff's consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company filed a motion to dismiss the consolidated complaint on May 14, 2008. The plaintiff has the opportunity to file an opposition to the motion to dismiss on or before June 30, 2008. If the plaintiff files such an opposition, the Company will then have the opportunity to reply thereto on or before August 8, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit.

Contingencies related to the approval of the Marketing Authorization Application (“MAA”) for satraplatin in second-line HRPC by the European Medicines Agency (“EMEA”)

The Company has contingent commitments related to payments pending on the marketing approval of satraplatin by the EMEA. As of March 31, 2008, for accounting purposes, the Company assessed the probability of these contingent liabilities relating to the approval of satraplatin in second-line HRPC in Europe. Due to uncertainties in the regulatory approval process of satraplatin, the Company assessed the probability of these contingent liabilities as less than probable.

Under the Company’s agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”), GPC Biotech is obligated to make a milestone payment in the amount of $3.0 million or approximately € 1.9 million to Spectrum, which is contingent upon the approval of the MAA by the EMEA.

In addition, the Company has a cash bonus plan to retain the Company’s employees and if EMEA approval is obtained, the total payout under this plan may lead to an increase in personnel expense of up to € 235,000.

The Company also issued stock appreciation rights (SARs) to senior management, the members of the Supervisory Board, and certain employees. These SARs would entitle the holder to cash payments if the performance condition were to be met. Please refer to Note 30 to the consolidated financial statements as of December 31, 2007 and the year then ended, for a description of SARs’ performance conditions. No new SARs were issued during the first quarter of 2008. Due to uncertainties in the approval process of satraplatin, there were no liabilities and expenses recognized as of March 31, 2008, with respect to such contingent payments triggered by the approval of satraplatin by the EMEA.

Contingent gain

The Company is entitled to receive a milestone payment from Celgene Corporation (net of licensing fee paid to Spectrum) of approximately €10.5 million upon the approval of the MAA for satraplatin with the EMEA. Gross receipt will be recognized as revenue upon milestone achievement.

4. Shareholders’ Equity

As of March 31, 2008, the Company had conditional capital in the amount of € 17.4 million, with € 3.2 million thereof accounting for conditional capital available pursuant to Section 192(2)(3) of the German Stock Corporation Act (AktG). In addition, the Company had authorized capital in the amount of € 16.2 million. As of March 31, 2007, conditional and authorized capital amounted to €11.7 million and € 14.7 million, respectively.

No stock options or convertible bonds were exercised for the three months ended March 31, 2008.

5. Additional Disclosures

Convertible bonds

Convertible bonds for the three months ended March 31, 2008, decreased 27% to € 2.2 million compared to € 3.0 million as of December 31, 2007. The decrease in convertible bonds is primarily due to the Company’s cancellation of convertible bonds as a result of the restructuring plans implemented in 2007 and the first quarter of 2008; as described in detail in Note 6 to the consolidated financial statements as of December 31, 2007 and for the year then ended, and Note 2 above. As of March 31, 2008 and December 31, 2007, approximately € 0.2 million of convertible bonds are in other current liabilities due to the cancellation of these bonds.

Revenue

Revenues for the three months ended March 31, 2008 decreased 60% to € 1.5 million compared to € 3.8 million for the same period in 2007. The decrease in revenues is due to decreased payments from Celgene relating to the co-development and license agreement for satraplatin as the SPARC Phase 3 trial was mostly completed in 2007.

Research and development expenses

Research and development (R&D) expenses for the three months ended March 31, 2008, decreased 53% to € 5.7 million compared to € 12.2 million for the same period in 2007. The decrease in R&D expenses is primarily due to staff reductions as a result of the restructuring plans implemented in 2007 and the first quarter of 2008; as described in detail in Note 6 to the consolidated financial statements as of December 31, 2007 and for the year then ended, and Note 2 above.

Administrative expenses

Administrative expenses for the three months ended March 31, 2008, decreased 64% to € 3.5 million compared to € 9.7 million for the same period in 2007. The decrease in administrative expenses is primarily due to staff reductions and other associated activities as a result of the restructuring plans implemented in 2007 and the first quarter of 2008; as described in detail in the Note 6 to the consolidated financial statements as of December 31, 2007 and for the year then ended, and Note 2 above.

Share-based compensation

For the three months March 31, 2008 and 2007, the Company recorded a credit to share-based compensation cost of € (0.9) million and incurred € 0.5 million in costs, respectively. This decrease is the result of the termination of stock options and convertible bonds relating to the restructuring plans implemented during 2007 and the first quarter of 2008. Upon termination, compensation expense for awards in which the requisite service period has not been rendered is reversed.

Product candidate licensing activities

As disclosed in Note 8 to the consolidated financial statements as of December 31, 2007 and for the year then ended, in June 2007, the Company entered into a license agreement with Yakult Honsha Co. Ltd. for development and commercialization of satraplatin in Japan. The upfront license payment of € 7.4 million was included in deferred revenue, non-current, as of March 31, 2008 and December 31, 2007, as the Company was not able to estimate the period of substantial involvement as of these balance sheet dates. The Company will continue to defer the revenue until the timing of the satraplatin development plan, which approximates the period of substantial involvement, can be reliably determined.

Gain on disposal of property and equipment

During the first quarter of 2008, the Company sold some of its assets (mainly laboratory equipment and office furniture) at both the Princeton and Munich facilities. These assets had a historical cost of approximately € 0.4 million and a net book value of approximately less than € 0.1 million. The Company recorded a gain of approximately € 0.3 million relating to the sale of these assets.

6. Disclosures Required by the Frankfurt Stock Exchange

Number of employees

As of March 31, 2008 and 2007, the number of employees totalled 106 and 261, respectively.

Shareholdings of management

As of March 31, 2008, the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D. (Chairman)	111,499	789,000	1,413,501	—
Torsten Hombeck, Ph. D.	—	172,700	45,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	26,900	10,000	12,500	80,000
Michael Lytton (Vice Chairman)	7,500	10,000	31,500	60,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	45,000
Donald Soltysiak	—	—	—	10,000
James Frates	1,000	—	—	60,000
Peter Preuss	87,500	—	22,500	50,000

Responsibility Statement

To the best of management’s knowledge and in accordance with the applicable reporting principles for interim financial reporting, the interim condensed consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit of the Company, and the interim management report of the Company includes a fair review of the development and performance of the business and the position of the Company, together with a description of the principal opportunities and risks associated with the expected development of the Company for the remaining months of the financial year.